
Mail Stop 4628

September 8, 2016

Mark L. Mey
Executive Vice President and Chief Financial Officer
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland CH-1214

> **Re: Transocean Ltd.**
> **Registration Statement on Form S-4**
> **Filed August 15, 2016**
> **File No. 333-213146**

Dear Mr. Mey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Merger, page 37

Background of the Merger, page 37

1.   We note your disclosure on page 38 that "in the first half of 2015, senior management of Transocean began to preliminarily discuss alternatives other than drop-down transactions with respect to its investment in Transocean Partners, including the possible strategic benefits of an acquisition of the publicly held common units of Transocean Partners by Transocean." Please expand your disclosure to provide more detail about these discussions, including the dates of the meetings where they were held, the individuals participating in the discussions, and the particular matters

discussed. In your expanded disclosure, identify the strategic alternatives to an acquisition of the Transocean Partners common units that were discussed at these meetings and explain why the company chose to pursue an acquisition of Transocean Partners instead of other alternatives.

2.   Throughout this section, please identify by name those individuals who were actually involved in each stage of the discussions and negotiations to which you refer. We note in this regard several references to Transocean's "senior management" throughout this section.

3.   Expand the discussion of the June 12, 2016 presentation Evercore to the Conflicts Committee to summarize the analysis of recent master limited partnership merger transactions, etc. Expand also the presentation by Barclays on June 17, 2016.

4.   You state on page 40 that, on June 17, 2016, Richards Layton "explained certain high level initial issues for the Transocean Partners Conflicts Committee to consider in connection with the merger agreement." Please expand your disclosure to identify these issues.

5.   Please also revise the balance of your background of the merger section to more fully discuss the material terms of each proposal and counter-proposal in order to provide insight to shareholders regarding changes in the deal structure and ongoing negotiations. For example, please revise to discuss the inclusion of the no-shop provisions and agreed upon language regarding unsolicited offers and, further, how the parties determined what type of offer would constitute a "Superior Proposal" as contemplated by the Merger Agreement.

6.   Expand the disclosure of the June 28, 2016 presentation by Evercore to summarize the analyses made to the Conflicts Committee.

7.   Please explain how the Transocean Partners Conflicts Committee determined the initial counteroffer of a 27.0% premium to the units.

Transocean Partners Conflicts Committee and Transocean Partners Board Reasons for the Merger, page 44

8.   Please revise to explain why, as you state in the fifth bulleted item on page 45, the Transocean Partners Conflicts Committee believes that the growth prospects for Transocean Partners if it continues as a standalone entity are likely to be limited as compared to the growth prospects of Transocean.

9.   We note that the Transocean Partners Conflicts Committee considered the fixed exchange ratio as a negative or unfavorable factor in making its merger

recommendation. Please explain the reasons for acceptance of the fixed exchange ratio instead of a floating exchange ratio.

10.   You make reference to the Transocean Partners Conflicts Committee's consideration of synergies in the form of cost savings and other efficiencies. Please revise to quantify each of these items, if material.

Financial Forecasts, page 48

11.   The distinction between the Base Case and Sensitivity Case for each issuer is not clear, particularly since there is no difference in the numbers presented. Please revise or explain. Also, explain to us why the information in the last paragraph on page 50 is not presented in tabular form with the other data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parhaum J. Hamidi, Attorney-Advisor, at (202) 551-3421 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: James Mayor
         Baker Botts L.L.P.